Soligenix, Inc.

29 Emmons Drive, Suite C-10

Princeton, NJ 08540

April 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Registration Statement on Form S-1 SEC File No. 333-210665

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 on behalf of Soligenix, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2016 (the “Registration Statement”), be declared effective on April 28, 2016, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

In making this request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

●	should the Commission or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SOLIGENIX, INC.

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer

cc:  Driscoll R. Ugarte, Duane Morris LLP